EXHIBIT 99.2
CORGI INTERNATIONAL LIMITED
AMENDED AND RESTATED 1997 EQUITY INCENTIVE PLAN
NOTICE OF STOCK OPTION GRANT
Dear Michael Cookson:
          You have been granted an option to purchase Securities of Corgi International Limited (the “Company”) as follows:

Date of Grant:	January 11, 2007
Type of Security:	ADSs
Vesting Commencement Date:	December 26, 2006
Exercise Price per ADS	$5.83
Total Number of ADSs Granted	550,000
Total Exercise Price	$3,206,500.00
Type of Option:	Nonstatutory
Term / Expiration Date:	January 10, 2017
Vesting Schedule: 137,500 ADSs will vest on December 26, 2007. Thereafter, the number of ADSs which you may purchase under this option shall vest at the rate of one-forty-eighth (1/48) of the total number of ADS covered by this option each month on the 1st day of each of the thirty-six (36) months following the month of the one-year anniversary of the Vesting Commencement Date. The resulting aggregate number of vested ADSs will be rounded to the nearest whole number. No additional ADSs will vest after your Continuous Status as an Employee, Director or Consultant has terminated for any reason, except as provided in your Employment Agreement with the Company dated December 26, 2006 (“Employment Agreement”).
Post-Termination Exercise Period: Unexercised and vested portions of this option may be exercised for 90 days after termination of employment or consulting relationship except as set out in Sections 6, 7 or 8 of the Stock Option Agreement or, as applicable under the circumstances, as set our in your Employment Agreement (but in no event later than the Expiration Date).
By your signature and the signature of the Company’s representative below, you and the Company agree that this option is granted under and governed by the terms and conditions of the Amended and Restated 1997 Equity Incentive Plan and the Stock Option Agreement, both of which are attached to and made a part of this document.

OPTIONEE:	CORGI INTERNATIONAL LIMITED

/s/ Michael Cookson By: Michael Cookson	/s/ Jennifer Klatt By: Jennifer Klatt Its: Chief Financial Officer

STOCK OPTION AGREEMENT ISSUED PURSUANT TO THE
CORGI INTERNATIONAL LIMITED
AMENDED AND RESTATED 1997 EQUITY INCENTIVE PLAN
          1. Grant of Option. Corgi International Limited, a Hong Kong company (the “Company”), hereby grants to the Optionee named in the Notice of Stock Option Grant (the “Optionee”), an option (the “Option”) to purchase a total number of Securities of the Company (the “Securities”) set forth in the Notice of Stock Option Grant, at the exercise price per share set forth in the Notice of Grant (the “Exercise Price”), subject to the terms, definitions and provisions of the Corgi International Limited Amended and Restated l997 Equity Incentive Plan (the “Plan”) adopted by the Company, which is incorporated herein by reference. Unless otherwise deemed herein, the terms defined in the Plan shall have the same defined meanings in this Option.
                    If designated an Incentive Stock Option in the Notice of Stock Option Grant, this Option is intended to qualify as an Incentive Stock Option and, if not so designated, this Option is intended to be a Nonstatutory Stock Option.
          2. Exercise of Option. This Option shall be exercisable during its term in accordance with the Exercise Schedule set out in the Notice of Stock Option Grant and with the provisions of Section 10 of the Plan as follows:
          (a) Right to Exercise.
                    (i) This Option may not be exercised for a fraction of a Security.
                    (ii) In the event of Optionee’s death, Disability or Involuntary Termination (as each is defined in the Employment Agreement), or other termination of employment, the exercisability of the Option is governed by Sections 6, 7 and 8 below and the Employment Agreement, subject to the limitation contained in paragraph (iii) below.
                    (iii) In no event may this Option be exercised after the date of expiration of the term of this Option as set forth in the Notice of Stock Option Grant.
                    (iv) If designated an Incentive Stock Option in the Notice of Stock Option Grant, in the event that the Securities subject to this Option (and all other Incentive Stock Options granted to Optionee by the Company) that first vest in any calendar year have an aggregate fair market value (determined for each Security as of the Date of Grant of the option covering such Security) that exceeds $100,000, the Securities in excess of $100,000 shall be treated as subject to a Nonstatutory Stock Option.
          (b) Method of Exercise. This Option shall be exercisable by written notice (in the form attached as Exhibit A) which shall state the election to exercise the Option, the number of Securities in respect of which the Option is being exercised, and such other representations and agreements as to the holder’s investment intent with respect to such Securities as may be required by the Company pursuant to the provisions of the Plan. Such written notice shall be signed by the Optionee and shall be delivered in person or by certified mail to the Secretary of the Company. The written notice shall be accompanied by payment of the Exercise Price. This Option shall be deemed to be exercised upon receipt by the Company of such written notice accompanied by the Exercise Price.
                    No Securities will be issued pursuant to the exercise of an Option unless such issuance and such exercise shall comply with all relevant provisions of law and the requirements of any stock exchange upon which the Securities may then be listed. Assuming such compliance, for income tax purposes the Securities shall be considered transferred to the Optionee on the date on which the Option is exercised with respect to such Securities.
          3. Optionee’s Representations. In the event that Shares are the subject of Optionee’s Option, Optionee shall, if required by the Company, concurrently with the exercise of all or any portion of this Option, deliver to the Company his Investment Representation Statement in such form as may be provided by the Company concerning restrictions on transfer of Shares under applicable securities laws.
          4. Method of Payment. Payment of the Exercise Price shall be by any of the. following, or a combination thereof, at the election of the Optionee: (a) in cash at the time the Option is exercised; (b) check; (c) other Securities that (i) in the case of Securities acquired upon exercise of an Option, have been owned by the Optionee for more than six months on the date of surrender or such other period as may be required to avoid a charge to the Company’s earnings, and (ii) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Securities as to which such Option is to be exercised.
          5. Restrictions on Exercise. This Option may not be exercised until such time as the Plan has been approved by the shareholders of the Company, or if the issuance of such Securities upon such exercise or the method of payment of consideration for such shares would constitute a violation of any applicable securities or other law or regulation. As a condition to the exercise of this Option, the Company may require Optionee to make any representation and warranty to the Company as may be required by any applicable law or regulation.
          6. Termination of Relationship. In the event of termination of Optionee’s Continuous Status as an Employee, Director or Consultant, Optionee may, to the extent otherwise so entitled at the date of such termination (the “Termination Date”) or as set forth in the Employment Agreement, exercise this Option during the Post Termination Exercise Period set out in the Notice of Stock Option Grant. To the extent that Optionee was not entitled to exercise this Option at the Termination Date, or if Optionee does not exercise this Option within the time specified herein, the Option shall terminate.
7. Disability of Optionee.
                    (i) Notwithstanding Section 6 above, and except as set forth in the Employment Agreement, in the event of termination of Optionee’s Continuous Status as an Employee, Director or Consultant as a result of his or her Total and Permanent Disability, Optionee may, but only within twelve (12) months from the date of termination of employment (but in no event later than the date of expiration of the term of this Option as set forth in Section 10 below), exercise this Option to the extent he/she was entitled to exercise it at the date of such termination. To the extent that

Optionee was not entitled to exercise the Option at the date of termination, or if Optionee does not exercise such Option (which he/she was entitled to exercise) within the time specified herein, the Option shall terminate.
                    (ii) Except as set forth in the Employment Agreement, in the event of termination of Optionee’s Continuous Status as an Employee, Director or Consultant as a result of any disability not constituting a Total and Permanent Disability, Optionee may, but only within six (6) months from the date of termination of Optionee’s Continuous Status as an Employee, Director or Consultant (but in no event later than the date of expiration of the term of this Option as set forth in Section 10 below), exercise this Option to the extent he/she was entitled to exercise it at the date of such termination; provided, however, that if this is an Incentive Stock Option and Optionee fails to exercise this Incentive Stock Option within three (3) months from the date of termination of employment, this Option will cease to qualify as an Incentive Stock Option and Optionee will be treated for U.S. federal income tax purposes as having received ordinary income at the time of such exercise in an amount generally measured by the difference between the exercise price for the Securities and the fair market value of the Securities on the date of exercise. To the extent that Optionee was not entitled to exercise the Option at the date of termination, or if Optionee does not exercise such Option (which he/she was entitled to exercise) within the time specified herein, the Option shall terminate.
          8. Death of Optionee. Except as set forth in the Employment Agreement, in the event of the death of Optionee during the period of Continuous Status as an Employee, Director or Consultant since the date of grant of the Option, or within thirty (30) days following the termination of Optionee’s Continuous Status as an Employee, Director or Consultant, the Option may be exercised, at any time within twelve (12) months following the date of death (but in no event later than the date of expiration of the term of this Option as set forth in Section 10 below), by Optionee’s estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent of the right to exercise that had accrued at the date of death, or, if earlier, the date of termination of Optionee’s Continuous Status as an Employee, Director or Consultant.
          9. Non-Transferability of Option. This Option may not be transferred in any manner otherwise than by will or by the laws of descent or distribution and may be exercised during the lifetime of Optionee only by him. The terms of this Option shall be binding upon the executors, administrators, heirs, successors and assigns of the Optionee.
          10. Term of Option. This Option may be exercised only within the term set out in the Notice of Stock Option Grant, and may be exercised during such term only in accordance with the Plan and the terms of this Option. The limitations set out in the Plan regarding Options designated as Incentive Stock Options and Options granted to more than ten percent (10%) shareholders shall apply to this Option.
          11. Tax Consequences for Optionees Subject to U.S. Tax. Optionee acknowledges that he/she has read the brief summary set forth below of certain of the United States tax consequences of exercise of this Option and disposition of the Securities under the law in effect as of the date of grant. THIS SUMMARY IS NECESSARILY INCOMPLETE, AND THE TAX LAWS AND REGULATIONS ARE SUBJECT TO CHANGE. OPTIONEE SHOULD CONSULT HIS OR HER

OWN TAX ADVISER AS TO THE TAX EFFECT OF THE LAWS OF ANY RELEVANT JURISDICTION BEFORE EXERCISING THIS OPTION OR DISPOSING OF THE SHARES.
                    (i) Exercise of Incentive Stock Option. If this Option is an Incentive Stock Option, there will be no regular United States income tax liability upon the exercise of the Option, although the excess, if any, of the fair market value of the Securities on the date of exercise over the Exercise Price will be treated as an item of alternative minimum taxable income for United States tax purposes and may subject the Optionee to the United States alternative minimum tax in the year of exercise.
                    (ii) Exercise of Nonstatutory Stock Option. If this Option is a Nonstatutory Stock Option, Optionee may incur a regular United States tax liability upon the exercise of the Option if Optionee is a U.S. Person. The Optionee will be treated as having received compensation income (taxable at ordinary income tax rates) equal to the excess, of any, of the fair market value of the Securities on the date of exercise over the Exercise Price. If Optionee is an employee, the Company will be required to withhold from Optionee’s compensation or collect from Optionee and pay to the applicable taxing authorities an amount equal to a percentage of this compensation income at the time of exercise.
                    (iii) Disposition of Securities. If this Option is an Incentive Stock Option and if Securities transferred pursuant to the Option are held for more than one year after exercise and more than two years after the Date of Grant, any gain realised on disposition of the Securities will also be treated as long-term capital gain for U.S. federal income tax purposes. If Securities purchased under an Incentive Stock Option are disposed of before the end of either of such two holding periods, then any gain realised on such disposition will be treated as compensation income (taxable at ordinary income rates) to the extent of the excess, if any, of the lesser of (1) the fair market value of the Securities on the date of exercise, or (2) the sale price of the Securities, over the Exercise Price. If this Option is a Nonstatutory Stock Option, then gain realised on the disposition of Securities will be treated as long-term or short-term capital gain depending on whether or not the disposition occurs more than one year after the exercise date.
                    (iv) Notice of Disqualifying Disposition of Incentive Stock Option Securities. If the Option granted to Optionee herein is an Incentive Stock Option, and if Optionee sees or otherwise disposes of any of the Securities acquired pursuant to the Incentive Stock Option on or before the later of (1) the date two years after the Date of Grant, or (2) the date one year after the date of exercise, the Optionee shall immediately notify the Company in writing of such disposition. Optionee agrees that Optionee may be subject to income tax withholding by the Company on the compensation income recognized by the Optionee from the early disposition by payment in cash or out of the current earnings paid to the Optionee.
CORGI INTERNATIONAL LIMITED
a Hong Kong corporation
OPTIONEE ACKNOWLEDGES AND AGREES THAT THE VESTING OF SHARES PURSUANT TO THE OPTION HEREOF IS EARNED ONLY BY CONTINUING CONSULTANCY OR EMPLOYMENT AT THE WILL OF THE COMPANY (NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED

THIS OPTION OR ACQUIRING SHARES HEREUNDER). OPTIONEE FURTHER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS AGREEMENT, NOR IN THE COMPANY’S AMENDED AND RESTATED 1997 EQUITY INCENTIVE PLAN WHICH IS INCORPORATED HEREIN BY REFERENCE, SHALL CONFER UPON OPTIONEE ANY RIGHT WITH RESPECT TO CONTINUATION OF EMPLOYMENT OR CONSULTANCY BY THE COMPANY, NOR SHALL IT INTERFERE IN AMY WAY WITH OPTIONEE’S RIGHT OR THE COMPANYS RIGHT TO TERMINATE OPTIONEE’S EMPLOYMENT OR CONSULTANCY AT ANY TIME, WITH OR WITHOUT CAUSE.
          Optionee acknowledges receipt of a copy of the Plan and the Plan’s prospectus and represents that he/she is familiar with the Plan’s terms and provisions, and hereby accepts this Option subject to all of the terms and provisions thereof. Optionee has reviewed the Plan and this Option in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Option and fully understands all provisions of the Option. Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan or this Option. In the event of a conflict between the express terms of this Agreement and the Employment Agreement, the terms of the Employment Agreement shall prevail and govern.
Dated:           January  , 2007

Michael Cookson